Exhibit 4.4

Amendment Number 3

to

PCS U.S. Employees’ Savings Plan

(As Amended and Restated Effective as of January 1, 2012)

WHEREAS, PCS Administration (USA), Inc. (“Sponsor”) is the sponsor of the PCS U.S. Employees’ Savings Plan (“Plan”), a qualified defined contribution plan maintained pursuant to Section 401(a) of the Internal Revenue Code of 1986, as amended;

WHEREAS, the Sponsor desires to amend the Plan to (i) modify the Plan’s default beneficiary designation provisions in the event no beneficiary designation is in effect at the time of a participant’s death, or no designated beneficiary survives the participant; and (ii) clarify the maximum amount of combined catch-up contributions and before-tax contributions a participant may make to the Plan for any given calendar year; and

WHEREAS, pursuant to Article 14 of the Plan, the Sponsor may amend the Plan at any time and has authorized the undersigned officer to execute this Amendment.

NOW, THEREFORE, BE IT RESOLVED, effective as of January 1, 2013, the Plan is hereby amended as follows:

1.	Section 2.1 (e) is amended in its entirety to read as follows:

“(e)	“Beneficiary” or “Beneficiaries” means the person, persons (who may be named contingently or successively), or entity designated by a Participant to receive a Plan benefit in the event of the Participant’s death. Each Beneficiary designation will revoke all prior designations made by the Participant. A Beneficiary designation shall be made in the time and manner prescribed by the Committee, and will be effective as soon as administratively practicable after such designation is filed with the Committee. Notwithstanding the foregoing, in the case of a married Participant, the Participant’s Spouse will automatically be the Beneficiary unless (i) the Participant has designated another person as his Beneficiary; (ii) the Participant’s Spouse has consented in writing to the designation of the specific non-Spouse Beneficiary, including any class of Beneficiaries or any contingent Beneficiaries; (iii) the Participant’s Spouse acknowledges the effect of such election; and (iv) the Spouse’s consent is witnessed by a notary public or an authorized representative of the Plan.

Notwithstanding the foregoing, the Spouse’s consent is not required if the Spouse cannot be located or if the Participant furnishes the Committee a court order decreeing that the Participant and the Spouse are legally separated or that the Spouse has abandoned the Participant. In addition, if a Participant’s Spouse is designated as the Participant’s Beneficiary and the Participant and Spouse divorce, the designation will be automatically revoked, and the former Spouse will have no further rights as a Beneficiary (except as otherwise provided by a qualified domestic relations order under Code Section 414(p)), unless the

Participant completes a new Beneficiary designation identifying the former Spouse as the Beneficiary.

If no Beneficiary designation is in effect at the time of the Participant’s death, or if no designated Beneficiary survives the Participant, payment of the Participant’s Account will be made in the following order:

(1)	to the Participant’s living Spouse;

(2)	if the Participant has no living Spouse, then to his living children (in equal shares);

(3)	if the Participant has no living children, then to his living parents (in equal shares);

(4)	if the Participant has no living parents, then to his living brothers and sisters (in equal shares); or

(5)	if the Participant has no living brothers or sisters, then to his estate.

The Committee will, in its sole and absolute discretion, determine the right of such persons to receive the Participant’s Plan Account, if any. If the Committee is in doubt as to the right of any person to receive such amount, the Committee may direct the Trustee to retain such amount, without liability for any interest on such amount, until the rights to such amount are determined, or, alternatively, may direct the Trustee to pay such amount into any court of appropriate jurisdiction and such payment will be a complete discharge of the liability of the Plan and the Trust.”

2.	Section 4.1 (e) is amended in its entirety to read as follows:

“(e)	Catch-Up Contributions. Notwithstanding anything in the Plan to the contrary, a Participant who (i) will attain age 50 before the close of a given Plan Year; and (ii) with respect to whom no other Before-Tax Contributions (without regard to this paragraph (e)) may be made to the Plan for such Plan Year by reason of the application of any limitation or other restriction described in the federal income tax laws or the terms of the Plan may elect to make additional Catch-Up Contributions in increments of one percent (1%) of Compensation in accordance with, and subject to the limitations of, Code Section 414(v) (e.g., up to $5,500 for 2013 and for 2014, and thereafter adjusted under the Code and by the Secretary of the Treasury for cost-of-living increases). Notwithstanding the foregoing, such Catch-Up Contributions, when combined with a Participant’s Before-Tax Contributions under paragraph (a) above, may not exceed seventy-five percent (75%) of the Participant’s Compensation for any given Plan Year.

A Participant’s Catch-Up Contribution election will be effective on the first day of the first payroll period, or as soon as administratively practicable thereafter, after the election is received by the Committee, and will remain in effect for so long as the Participant is eligible to make Before-Tax Contributions or, if earlier, the date the Participant modifies his Catch-Up Contribution election. Catch-Up Contributions will be credited to the Participant’s Catch-Up Contributions Account. Such Catch-Up Contributions will not be taken into account for purposes of the provisions of the Plan implementing the required limitations of Code Sections 402(g) and 415. In addition, the Plan will not be treated as failing to satisfy the provisions of the Plan implementing the requirements of Code Sections 401(k)(3), 410(b), and 416, as applicable, by reason of such Catch-Up Contributions being made. Catch-Up Contributions will be subject to the same in-service withdrawal rules that apply to Before-Tax Contributions under Section 9.1(b). Notwithstanding anything in the Plan to the contrary, the Employer will not make any Employer Matching Contributions under Section 4.3 with respect to a Participant’s Catch-Up Contributions.”

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IN WITNESS WHEREOF, the Sponsor has caused this Amendment to be executed on its behalf by its duly authorized officer effective as of the 23rd day of December, 2013.

PCS Administration (USA), Inc.

By:	/s/ Lee Knafelc
Lee Knafelc
V.P., Human Resources & Administration

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